Exhibit 12.1

The Manitowoc Company, Inc.

Statement of Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratio data)

	For the year ended December 31,
	2003		2002		2001		2000		1999		1998
Earnings from continuing operations, before income taxes	$22,606		$64,726		$72,269		$88,771		$94,405		$75,809
Fixed charges	62,868		58,729		42,275		15,509		12,374		10,595
Total earnings available for fixed charges	$85,474		$123,455		$114,544		$104,280		$106,779		$86,404

Fixed Charges:
Interest expense	$47,825		$47,872		$34,204		$12,137		$10,143		$9,274
Amortization of deferred financing costs (1)	9,110		4,091		3,204		672		637		420
Portion of rent deemed interest factor (2)	5,933		6,766		4,867		2,700		1,594		901
Total fixed charges	$62,868		$58,729		$42,275		$15,509		$12,374		$10,595

Ratio of earnings to fixed charges	1.4	x	2.1	x	2.7	x	6.7	x	8.6	x	8.2	x

Notes for explanations:

NOTE - 1998 through 2002 amounts have been restated for discontinued operations

(1) Amortization of deferred financing costs is included in interest expense in the company’s Consolidated Statements of Earnings:

Interest expense per Consolidated Statements of Earnings	$56,935		$51,963		$37,408		$12,809		$10,780		$9,694
Less amortization of deferred financing costs	9,110		4,091		3,204		672		637		420
Interest expense	$47,825		$47,872		$34,204		$12,137		$10,143		$9,274

(2) One third of all rent expense is deemed representative of the interest factor.